Mail Stop 3561

August 7, 2007

Julie Bauman
Secretary, Treasurer and Director
Kat Racing
6963 Speedway Boulevard No. 108
Las Vegas, Nevada 89115

      **Re:    Kat Racing**
                **Registration Statement on Form SB-2**
                **Filed July 12, 2007**
                **File No. 333-144504**

Dear Ms. Bauman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

General

1. This prospectus contains many discrepancies and repetitions. Please revise to eliminate both before filing again. It appears that part of the problem is that some of the disclosure has been retained unchanged from the private offering memorandum. See, for example, the risk factor on page 12 titled Compliance with Federal and State Securities Laws which begins, "This Offering has not been registered under the Act…".

Summary Information and Risk Factors, page 4

2. Completely revise this section in the next amendment so that it provides an accurate picture of your enterprise at the time of effectiveness. Some of the comments below are designed to help you in the effort to produce a document which is useful to investors. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company.

The Company, page 4

3. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the forefront of "The Company" section.

4. Please include a second paragraph to disclose your revenues, assets, and losses for the most recent audited period and interim stub. Also disclose the number employees and the number of sales you have had. This snapshot will help investors evaluate the disclosure as they read the filing.

5. We note that you test your parts in "the most severe, real-world conditions" and that you insure that your cars and products are "the highest-quality." Please provide support for each of these statements. Alternately, delete them.

6. We note that your company provides "a full range" of services that cater to off-road racing and recreational vehicles. Please revise the business description to specify the range you are referring to and explain how your restricted cash and number of employees enable you to do provide this range. Alternately, please revise to describe what services you are capable of providing and which ones you have been paid to provide.

7. We note the assertion that you plan to manufacture off-road racing cars. Please revise to clarify what you mean if it is something other than making them basically from scratch.

8. Both here and in more detail in the Business section describe what interaction you have with Kat Metal Work. Does it bill you on a cost plus basis? If so, what is the plus? Are there safeguards against inappropriate billing arrangements to protect public shareholders?

Summary Risk Factors, pages 5 and 6

9. We suggest eliminating this section as repetitive. If any risk factors here are not also in the Risk Factor section, reposition them there.

Summary Financial Information, page 8

10. It appears that the amounts of deficit accumulated during the development stage should be bracketed. Please revise accordingly.

Risk Factors, page 9

Proceeds Applied to General Corporate Purposes – Management Discretion, page 12

11. The proceeds from the sale of the common stock will go directly to the selling stockholders and will not be available to you. Please revise this risk factor in this section and in the Summary Risk Factor section accordingly.

Arbitrary Offering Price, page 12

12. Please revise to explain why you price the shares at $.05 per share, which is the price the selling shareholders purchased them at. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

Our Internal Controls may be Inadequate…, page 14

13. You are responsible for establishing and maintaining adequate internal control over financial reporting. We do not believe a general risk factor that your internal controls may be inadequate, which could cause your financial reporting to be unreliable, is appropriate. In this regard, absent an existing material weakness in a specific control that may require a risk factor with its plan to remedy the weakness, you should not disclose a general risk factor relating to the uncertainty of the internal controls and the overall reliability of the financial reporting process

and financial statements in accordance with GAAP.  Please delete or revise accordingly.

Use of Proceeds, page 16

14. Please revise the first paragraph to say "sale" rather than "resale" and revise throughout the document accordingly.

Selling Security Holders, page 16

15. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities.  Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

16. In the first paragraph on page 17, the disclosure states that "In and around 2006, we sold 5,749,000 shares of our common stock to the twenty-seven aforementioned shareholders."  However, in fourth paragraph under Management's Discussion and Plan of Operation on page 32, the disclosure notes that the 5,749,000 shares of common stock were sold to approximately 20 unrelated third parties in March and June 2005.  Please advise or revise.  Also, if appropriate, please revise the information in Recent Sales of Unregistered Securities.

Plan of Distribution, page 18

17. The next-to-last sentence of the second paragraph on page 19 appears inconsistent with the undertaking contained in Item 512(a)(1)(iii).  Revise the sentence.

Legal Proceedings, page 20

18. Please clarify who the significant employees and consultants are that are referred to in this section.  If there are any significant employees, consultants or control persons, please provide a discussion of these parties.  Refer to Item 401(b) of Regulation S-B.  If not, please delete the reference.

Background of Directors, Executive Officers, Promoters and Control Persons, page 21

19. Please revise to disclose specific terms of employment in month/year format whenever possible.  For example, specify the dates of Ms. Bauman's employment with National Title, the catering company and 1st American Title.  Refer to Item 401(a)(4) of Regulation S-B.

General, page 23

20. We note your disclosure here and also on page 7 that your year end is December 31. In Note 1 to the Financial Statements on page F-8 you disclose that your year end is September 30. Please reconcile and revise these disclosures.

Principal Products and Principal Markets, page 24

21. For each product, disclose the price or price range and the number you have sold.

Management's Discussion and Plan of Operation, page 31

22. Please provide additional disclosure with regard to your plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

23. It appears that you are discussing results of operations for the nine months ended September 30 2005. Please revise to discuss your results of operations for the year ended September 30, 2006, the six months ended March 30, 2007 and from inception on December 5, 2005 through March 31, 2007.

24. In the fourth paragraph of this section it is noted that since incorporation, Kat Racing raised $28,000 through sales of common stock. However, the sales listed are prior to incorporation (October 2004 and March and June 2005). Please clarify the timing of these sales of stock. Furthermore, if the sales to Kenny Thatcher and Julie Bauman did occur after incorporation, please reflect this in the Executive Compensation Summary Compensation Table as some of the stock was received for services. Finally the amounts of the stock sales add up to $30,000 but the paragraph mentions that $28,000 was raised. Please clarify or explain the discrepancy.

Holders, page 34

25. On page 7 of the prospectus the disclosure states that there are 27 shareholders of record as of the date of the prospectus. This section states that there are 24 shareholders of record as of the date of the prospectus. Please revise for consistency and accuracy.

Financial Statements, page 36

26. You title page states that your audited financial statements are as of June 30, 2005 and the unaudited financial statements are as of September 30, 2005.  It appears that your audited financial statements are as of September 30, 2006 and the unaudited financial statements are as of March 30, 2007.  Please revise your title page.

Financial Statements, page F-1

27. Since you are in the development stage, your financial statements and related notes should:

   - Be identified as those of a development stage company;
   - Include a caption on the balance sheet for deficit accumulated during the development stage;
   - Include a separate column on the income statement presenting cumulative amounts from inception; and
   - Include a statement of cash flows for each period for which an income statement is presented and cumulative amounts from inception.

28. Please revise your financial statement presentation accordingly and include all disclosures required by SFAS 7.

Independent Auditor's Report, page F-3

29. The independent auditor's report should indicate that the company is in the development stage and the period of inception (December 5, 2005 to September 30, 2006) is audited.

Statements of Stockholders' Equity (Deficit), page F-6

30. Please disclose in the notes to the financial statements the facts and circumstances that generated the $38,600 of contributed capital that is presented on your Statements of Stockholders' Equity (Deficit).

Notes to the Financial Statements, page F-8

Note 1: Nature of Organization, page F-8

31. In view of the material amount of inventories relative to total assets, please disclose the amounts of your major classes of inventory such as finished goods,

work in process, raw materials and supplies, and the basis of determining those amounts.

Unaudited Financial Statements, page 48

32. Please label as unaudited your March 31, 2007 interim financial statements.

33. Please revise to include notes to the unaudited March 31, 2007 interim financial statements.

Part II

Recent Sales of Unregistered Securities, page 54

34. Please disclose who Ms. Cary is.

Undertakings, page 54

35. Please revise the undertakings to match the language as set forth in Items 512(a), 512(e) and 512(f) of Regulation S-B. Please also delete any repetitive language.

Signatures, page 56

36. Please have a majority of the board sign the registration statement.

Other

37. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

38. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc:     Anthony Santos, Esq.
        Fax:  (702) 838-6092